September 10, 2007

Via EDGAR Correspondence

and Federal Express

Mr. Russell Mancuso

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:                             Andover Medical, Inc.

Registration Statement on Form SB-2 (the “Registration Statement”)

Filed on August 1, 2007

File No. 333-142387

Dear Mr. Mancuso:

In connection with the above-referenced matter and on behalf of our client Andover Medical, Inc. (the “Company”) on September     , 2007, we filed Amendment No. 3 to the Company’s Registration Statement, along with a copy marked to show changes from Amendment No. 2 to the Registration Statement, which we filed on August 1, 2007.  This letter is in response to your letter to Mr. Edwin A. Reilly, dated August 17, 2007.  We will address your comments in the order in which they appear in your letter.

Fee Table

1.               This comment has been complied with.  The total number of shares of the Company’s common stock being registered for resale as reflected in the Fee Table is now the same number as reflected in the Selling Stockholders Table.

Selling Stockholders, page 47

2.               This comment has been complied with.  Pursuant to a telephone conversation held on August 28, 2007 between this office and members of the Staff of the Commission, the total number of shares of the Company’s common stock that each of the selling stockholders will be permitted to resell under the Registration Statement will not exceed 10% of the Company’s public float held by non-affiliates, or approximately 1,300,000 shares.

Payments Made In Connection with the Financing, page 49

3.               This comment has been complied with.  The Registration Statement has been revised to accurately reflect the dollar amounts the Company may be required to pay to the selling stockholders with respect to liquidated damages and dividends.  The dollar amount of liquidated damages, which is equal to $706,445,  was calculated as follows:

(2% x 8 months) x (total gross proceeds received from the selling stockholders – gross proceeds received from the selling stockholders that relate to shares of common stock not being registered for resale under the Company’s Registration Statement), or

 .16 ($5,612,492 – $1,197,208) = $706,445.

The dollar amount of possible payments (liquidated damages plus dividends) to all selling stockholders after the first year, which is equal to $973,455, was calculated as follows:

(the total number of preferred shares, of which the underlying common stock is being registered for resale) x (the dollar amount in dividends for each share of preferred stock for one year) + liquidated damages, or

((4,450.17) ($60)) + $706,445 = $973,455.

The dollar amount of possible payments (liquidated damages plus dividends) to all selling stockholders after the second year, which is equal to $1,240,465, was calculated as follows:

(the total number of preferred shares, of which the underlying common stock is being registered for resale) x (the dollar amount in dividends for each share of preferred stock for two years) + liquidated damages, or

((4,450.17) ($120)) + $706,445 = $1,240,465.

Comparison of Company Proceeds …, page 53

4.               This comment has been complied with.  The Company has revised the table entitled “Comparison of Proceeds from the Financing to Potential Investor Profit” to accurately reflect the correct amounts for each item included within that table.

5.               The Company is not able to determine the exact cause of the discrepancy between the first and second amendments of the Registration Statement.  However, the figures for gross proceeds from the financing and the total number of shares of the Company’s common stock being registered for resale are now accurately reflected in Amendment No. 3 to the Registration Statement.

Total of Possible Payments …, page 53

6.               This comment has been complied with.  The Company has revised the Registration Statement to accurately reflect the correct amount for the “Total Possible Profit to Selling Stockholders,” which is also equal to the “Total Possible Discount to Market Price,” as reflected in the table entitled: “Profits on Conversion of Preferred Stock and Exercise of Warrants.”

Item 26.  Recent Sales of Unregistered Securities

7.               This comment has been complied with.  The Registration Statement has been revised to remove the phrase “accrued interest of approximately $50,000.”

Forms 8-K filed July 17 and July 18, 2007

8.               The Company notes the Staff’s comment and is refiling its Forms 8-K/A with conformed signatures with the Commission, as required by General Instruction E to that form at the same time as it is filing Amendment No. 3 to the Registration Statement to reflect changes made pursuant to the Staff’s Comment letter.  The Company understands the effect of its late Form 8-K filing on July 18, 2007 on its ability to use Form S-3 but retains the right to request a waiver from the Staff with respect to the prohibition on its use of Form S-3 in the event the Company should desire to file a Form S-3 within the next 12 months.

Consolidated Financial Statements, page F-1

General

#9 – Please update the Financial statements as required by Item 310(g) of Regulation S-B.

We have updated the registration statement to include the most recently issued financial statements for the quarter ended June 30, 2007.

#10 – Please include updated accountants consents with any amendments to the filing.

We have updated consents for this amended filing.

Unaudited Financial Statements as of March 31, 2007

#11 – We reference your response to our prior comment 16.  We re-issue our comment to provide a consolidated statement of shareholders’ equity for the interim period or clearly disclose the significant changes in shareholders’ equity in the interim financial statements.  This should be included in any updated financial statements.

The Company will include a rollforward of Stockholders’ Equity in Note 6 to the June 30, 2007 financial statements.  The comparable disclosure in the March 31, 2007 financial statements is Note 4.  The submission in revised Note 6 is as follows:

NOTE 6    STOCKHOLDERS’ EQUITY

The rollforward of the Company’s stockholders’ equity section  for the six months ended June 30, 2007, is as follows:

		$0.001		$0.001
		Par Value		Par Value	Additional	Stock
	Preferred	Preferred	Common	Common	Paid-In-	Subscription	Retained
Item	Shares	Stock	Shares	Stock	Capital	Receivable	Earnings	Total
Balance @ 12/31/06	3,203	3	24,556,000	24,556	5,490,761	(12,500)	(3,118,830)	$2,383,991

AMI Net loss for 1/1/07-6/30/07							(1,634,055)	(1,634,055)
Amortize Stock Options 1/1/07- 6/30/07					870,594			870,594
Payment of Stock Subscription Receivable						12,500		12,500
2/1/07 Preferred Shares Issuance	1,000	1			999,999			1,000,000
Deemed Dividend from Beneficial Conversion Feature of 2/1/2007 share issuance					1,000,000		(1,000,000)	0
3/29/07 Preferred Shares Issuance	1,425	1			1,425,022			1,425,023
3/29/07 Transaction costs					(187,197)			(187,197)
3/29/07 Settlement of Bridge Notes					(103,977)			(103,977)
Deemed Dividend from Beneficial Conversion Feature of 3/29/2007 share issuance					1,237,824		(1,237,824)	0
5/2/07 Preferred Shares Issuance	1,700	2			1,699,998			1,700,000
Deemed Dividend from Beneficial Conversion Feature of 5/2/2007 share issuance					1,700,000		(1,700,000)	0
Issue Shares - OMI			3,300,000	3,300	2,141,700			2,145,000
Issue Shares - RSI			1,472,995	1,473	898,527			900,000

Balance @ 6/30/07	7,328	7	29,328,995	29,329	17,173,253	0	(8,690,709)	$8,511,880

Note 4 – Stockholders’ Equity, page F-7

#12 – Please tell us why the dividends you recorded of $2,237,825 exceeded the amount of the proceeds of $2,133,849.  Also, tell us how the dividends to preferred shareholders are considered in the loss allocated to common shareholders for loss per share purposes.

The dividend was recorded on preferred stock net of transaction costs.  The net cash proceeds reflect settlement of bridge notes.  The calculation is as follows:

Preferred Stock (28.45 + 20 units @ $50,000 per unit)	2,425,022
Less: Transaction costs	(187,197)
Equals (Dividend maximum)	2,237,825
Less: Settlement of Bridge Notes not converted	(103,976)
Equals: Net Proceeds	2,133,849

Regarding Loss Per Share – We have revised the Income Statement to reflect Net Income and EPS attributable to common shareholders pursuant to SFAS 128 Par 9.

#13 – We reference your discussion in the response to our prior comment 16 that the warrants may be exercised for registered or unregistered shares of common stock for cash or under cashless exercise arrangement at the option of the holder.  Please tell us the circumstances that you would be required to make a cash payment on the warrants and how you considered the requirements of SFAS 133 and EITF 00-19.

Pursuant to a telephone conversation held on August 22, 2007 between the Company’s management and members of the Staff of the Commission, the Company’s Board of Directors maintains the option to approve all arrangements for warrant disposition.  The Company is not obligated to require cash payments on the exercise of warrants and the Board may accept cashless exercises.

Proforma Financial Information, pages F-10 to F-13

#14 – The pro forma financial statements required by Item 310 (d) of Regulation SB included on pages F-10 to F-13 and F-31 to F-34 should be moved to a separate section and included with the required Item 310(c ) financial statements of the acquired entities.

Pursuant to a telephone conversation held on August 22, 2007 between the Company’s management and members of the Staff of the Commission, the Company will move the pro forma financial statements to a separate section and include them with the audited financial statements of the acquired companies.

#15 – The basis of presentation discussion on page F-12 should provide a discussion of the acquisition of Ortho Medical products

The basis of presentation on page F-64 now includes the following:

1.  Basis of Presentation

On May 4, 2007, AMI completed the acquisition of 100% of the outstanding capital stock of Ortho Medical Products, Inc. (“OMI”)  through the merger of  AMI’s wholly-owned subsidiary with and into OMI, with OMI as the surviving entity.  The aggregate purchase price paid was $2,445,000, consisting of $200,000 in cash, an unsecured promissory note to the sellers for $100,000 due one year from closing and 3,300,000 shares of AMI common stock valued at $2,145,000 based on a price per share of $.65 which was the 10-day average prior to closing.

#16 – Revise to separately disclose each adjustment as required in Article 11 of Regulation

Pursuant to a telephone conversation held on August 22, 2007 between the Company’s management and members of the Staff of the Commission, the Company will move the pro forma financial statements to a separate section and include them with the audited financial statements of acquired companies.  See revised pro forma financials and related notes on pages F-37 through F-67.

#17 – In addition, for each acquisition, disclose the purchase price allocation

The Company has disclosed its purchase price allocation for each acquisition in Note 3 to the June 30, 2007 financial statements.

#18 – Please tell us the nature of the $200,000 adjustment in Note (C ) on page F-10.  The footnote refers to goodwill and does not explain any adjustment to other long term liabilities.

Pursuant to Article 11 of Regulation S-X, the Company has not included Pro Forma Balance Sheets for the period ended December 31, 2006.  This item was deferred credit related to forgiveness of indebtedness.  Since all recorded debt was paid coincident with the closing, the Company determined the value of the Deferred credit to be zero and adjusted the fair value accordingly.

#19 – Please tell us where note (M) is included on page F-11.  Clearly disclose the nature of the adjustments in Notes (N) and (O) on page F-11 and indicate how the elimination of non-recurring expenses in Note (N) meets the requirements of Article 11 of Regulation S-X.  The nature, amounts and basis for the adjustment in Notes (P) and (Q) should also be clearly disclosed.

Pursuant to a telephone conversation held on August 22, 2007 between the Company’s management and members of the Staff of the Commission, the Company will move the pro forma financial statements to a separate section and include them with the audited financial statements of acquired companies.  See revised pro forma financials and related notes on pages F-37 through F-67.

#20 – Revise to remove stock based compensation form the pro-forma face and include with G&A

This comment has been complied with.  See revised pro forma financials and related notes on pages F-37 through F-67.

#21 – Revise to clarify why EBITDA is presented as non-GAAP measure and indicate whether this measure is used to monitor your debt covenants

This disclosure has been removed from the pro forma financial statement disclosure.  See revised pro forma financials and related notes on pages F-   through F-  .  See also the following updated disclosure in the MD&A under the caption Debt Covenants.

Consolidated Adjusted EBITDA

Management believes that an understanding of Adjusted EBITDA is an important measure of operating performance, our ability to service our debt, and our ability to make capital expenditures for our stockholders.

In general terms, the definition of Adjusted EBITDA, “Borrower’s EBITDA” per our credit agreement, is defined as Consolidated Net Income for such period, plus: (i) Interest Expense, (ii) taxes, (iii) depreciation, (iv) amortization, (iv) any extraordinary charges for such period, (v) any non-cash charges for such period related to stock options, warrants, convertible preferred stock, any other derivative securities and restricted stock grants, and (vi) any other non-cash charges for such period (but excluding any non-cash charge in respect of an item that was included in Consolidated Net Income in a prior period), minus (i) interest and dividend income, (ii) gain on the sale of assets and (iii) any extraordinary gains and any non-cash components of income for such period, all calculated in accordance with GAAP.

We use Adjusted EBITDA to assess our subsidiaries’ operating performance. We believe it is meaningful because it provides investors with a basis using criteria that are used by our internal decision makers. Our internal decision makers believe Adjusted EBITDA is a meaningful measure, because it represents a transparent view of our subsidiaries’ recurring operating performance and allows management to readily view operating trends and perform analytical comparisons. We reconcile Adjusted EBITDA to net income.

We also use Adjusted EBITDA as a liquidity measure. We believe this financial measure on a consolidated basis is important in analyzing our liquidity because it is also a component of certain material covenants contained within and defined by our credit agreement. These covenants are material terms of credit agreement, which in turn since non-compliance with these financial covenants under our credit facility—our debt services coverage—could result in the lenders requiring us to immediately repay all amounts borrowed. In addition, if we cannot satisfy these financial covenants in the indenture governing the credit agreement, we cannot engage in certain activities, such as incurring additional indebtedness, acquiring and disposing of assets. Consequently, Adjusted EBITDA is critical to our assessment of our liquidity.

It should be noted that Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles in the United States of America, and the items excluded from Adjusted EBITDA are significant components in understanding and assessing financial performance. As a result, Adjusted EBITDA should not be considered a substitute for net income. Revenue and expenses are measured in accordance with the policies and procedures described in Note 1, Summary of Significant Accounting Policies, to our accompanying consolidated financial statements.

#22 – Revise to explain why EBITDA excludes stock based compensation expense and the basis for complying with Item 10(e) of Regulation S-K.

See the updated disclosure above regarding in the MD&A under the caption Debt Covenants.

Audited Financial Statements as of December 31, 2006

General

#23 - We reference your response to out prior comment 20.  Please revise to file the financial statements required by Item 310 (c ) of Regulation S-B in the Form SB-2 registration statement.  The incorporation by reference in the Exhibits section is not allowed.

Pursuant to a telephone conversation held on August 22, 2007 between the Company’s management and members of the Staff of the Commission, the Company will move the pro forma financial statements to a separate section and include them with the audited financial statements of acquired companies.  See revised pro forma financial statements and related notes on pages F-37 through F-67.

#24 – Please tell us the status for your two pending acquisitions and why you believe it is not probable and that you are not required to provide financial statements and pro forma information…Tell us about specific terms in the letters of intent or other agreements to acquire these companies.  In addition tell us why these agreements have not been filed as exhibits to the registration statement.

The LOI discussed the following terms:

1.               Purchase price in cash 50% and stock 50% with potential for earnout

2.               Escrow components and amounts

3.               Closing Balance Sheet Adjustment

4.               Employment agreement for key executive

5.               Operate in the ordinary course

6.               Buyer will conduct due diligence

7.               Seller will provide audited financial statements

8.               Draft and negotiate definitive stock purchase agreement

9.               Customary closing conditions, and

10.         Period of Exclusivity

These pending acquisitions were not probable because:

a.                                       Financing for cash purchase price was neither completed nor guaranteed,

b.                                      Due diligence was preliminary and 2006 results which both parties determined was key to determining purchase price were unavailable.  The results from due diligences may have resulted in purchase price adjustments that may not have been acceptable to both parties

c.                                       Audited financials for ATI are not available.  The results from any audit may result in purchase price adjustments that may not be acceptable to both parties

d.                                      In either case, no definitive stock purchase agreement had been drafted or negotiated

e.                                       In the case of ATI, exclusivity had expired – the target’s shareholder/seller could pursue other offers

Based upon the above the Acquisition Strategy outlined on page 25 is revised as follows:

Acquisition Strategy

AMI intends to use a portion of the cash on hand to fund its acquisition of three operating companies (two of which were completed in May 2007), although we will require additional funds beyond the Offering to complete all four acquisitions. We intend to acquire these companies, in part, for equity as an incentive to participate in our roll-up.

The Company’s specific focus in orthopedic, podiatric and urology markets is DME, prescribed by physicians in each of these three disciplines. Our strategy is to acquire and consolidate healthcare companies in the fragmented distribution channel for orthopedics, podiatric and urology supplies and services, and become a dominant provider in these marketplaces by providing a comprehensive program to dispense DME.

Currently, AMI is in various stages of negotiations to acquire privately held orthopedic supply companies. It has completed the acquisitions of Rainier Surgical, Inc., and Ortho-Medical Products, Inc. and has signed a non-binding letter of intent to acquire Advanced Technology of Kentucky, Inc. AMI also has a non-binding letter of intent with a urodynamic diagnostic supply company—SRS Medical Systems, Inc.

As the Company has indicated previously, it has only limited working capital and the proceeds of the Company’s private financings to date will not be sufficient, without additional financing, to complete additional acquisitions contemplated above.  The acquisitions contemplated above are contingent upon completion of due diligence and an audit of recent fiscal years, both of which could yield results and related purchase price adjustments that may be unacceptable to the parties involved.  To date, no definitive stock purchase agreements have been negotiated or drafted.  Although management has resolved these issues in the past with RSI and OMI, until all of the above factors and contingencies are resolved favorably, management believes it is not probable that the acquisitions of ATI and SRS will be completed.

#25 – The financial statements should clearly disclose specific terms of your registration rights agreements and how you considered the requirements of EITF FSP 00-19-2

In full consideration of EITF FSP 00-19-2, the following disclosure is provided in above Note 6:

Preferred Stock

The Company’s Certificate of Incorporation authorizes the issuance of 1 million shares of $.001 par value preferred stock. The Company’s board of directors (the “Board of Directors”) has the power to designate the rights and preferences of the preferred stock and issue the preferred stock in one or more series.  On May 8, 2007, the Company closed an additional portion of its private financing of 34 Units of the Company’s securities, representing $1,700,000 principal amount of 6% Series B Convertible Preferred Stock at $50,000 face value per Unit.  Each Unit is convertible at $.35 per share into 142,850 shares of Common Stock and Class C Warrants exercisable for five years at $.35 per share (as adjusted) to purchase 142,850 shares of Common Stock, plus Class D Warrants exercisable for five years at $.35 per share (as adjusted) to purchase 142,850 shares of Common Stock. The Preferred Stock is subject to forced conversion if the Common Stock trades above certain target levels.  In accordance with EITF 00-27, a portion of the proceeds were allocated to each class of warrants based on their relative fair value, which totaled $2,169,091 using the Black Scholes option pricing model. Further, the Company attributed a beneficial conversion feature of $478,620 to the Series B preferred shares based upon the difference between the conversion price of those shares and the closing price of the Company’s common stock on the date of issuance.

Both the fair value of the warrants (Series C and D) and the beneficial conversion feature were recorded as dividends totaling $1,700,000.  These dividends were recorded as a reduction of retained earnings and an increase to additional paid in capital.

Effective March 29, 2007, the Company closed the final portion of its private financing resulting in the issuance of 2,425 shares of 6% Series A Convertible Preferred Stock at $1,000 face value. The net proceeds to the Company from these financings totaling $2,133,849 was recorded as an increase to additional paid in capital. Each share of Preferred Stock is convertible into 2,857 shares of Common Stock. Each share of Preferred Stock issued under these financings also included Series A Warrants and Series B Warrants.  The Series A and B warrants entitle the holder to purchase 2,857 shares of the Company’s common stock for $0.35 per share for five years from the date of issuance.  The warrants may be exercised for registered or unregistered shares of common stock for cash or under cashless exercise arrangements at the option of the holder. Under the Offering, the Preferred Stock is subject to forced conversion if the Common Stock trades above $1.75 per share for 30 consecutive trading days prior to the date of notice of conversion and there is an effective registration statement.  In accordance with EITF 00-27, a portion of the proceeds were allocated to each class of warrants based on their relative fair value, which totaled $1,909,934 using the Black Scholes option pricing model. Further, the Company attributed a beneficial conversion feature of $512,566 to the Series A preferred shares based upon the difference between the conversion price of those shares and the closing price of the Company’s common shares on the date of issuance. Both the fair value of the warrants (Series A & B) and the beneficial conversion feature were recorded as a dividends totaling $2,237,825.  These dividends were recorded as a reduction of retained earnings and an increase to additional paid in capital. The assumptions used in the Black Scholes model are as follows: (a) dividend yield of 0%; (b) expected volatility of 136.9%; (c) weighted average risk-free interest rate of 4.92%, and (d) expected life of 4.75 years as the conversion feature and warrants are immediately exercisable. Under the registration rights agreement, if the Company is unsuccessful in filing a registration statement within 30 days of closing the financing or does not have an effective registration within 90 days after the initial filing it pays penalties of 2% per month payable in cash or the Company’s common stock, on the amount invested in Series A and B Convertible Preferred Stock, up to a maximum of 8 months. Given the current levels of investment in Series A and B Preferred Stock, the Company estimates the total liability to be approximately $1.2 million.  As of June 30, 2007, the Company has not accrued for penalties under the registration rights agreement since the Company believed it had complied with the outstanding comments on its previous filing.  If it were to accrue some or all of the penalties, the expense would be reported in Other Expense.

Note 1.  Organization, page F-15

#26 – We note your response to our prior comment 21.  Please tell us why disclosures under SFAS 141 such as the purchase price allocation are not applicable under the reverse merger treatment

As discussed with the Staff, the Company conducted a review of the relevant factors under purchase accounting and determined that the asset and liability values recorded on the books of the accounting acquirer, AMI, were appropriate and that the consideration provided [cash and the value of the business transferred] equaled the book value of the AMI business.  Accordingly, no goodwill is recorded.

Note 4.  Promissory Notes, page F-19

#27 – We note your response to our prior comment 22.  Please clarify your accounting for the $513,000 discount related to the bridge loan that was converted into Series A Preferred in December 2006.

The Bridge Loan program had two fundings, one in September and another in October 2006 related to the $673,000 bridge financing.  The Bridge Offering included a $200,000 loan from one investor in September 2006 and $473,000 from twelve investors in October 2006.

The discount for the $200,000 Note in September 2006 was $25,665 (based upon the Black Scholes value of 400,000 shares at fair market value of $0.06/share).  This note was converted on December 22, 2006.  The unamortized discount at that time was $18,563.

The discount for the $473,000 Notes in October was $473,000 (946,000 shares at $1.15 exceeded the principal of the notes).  $313,000 of these notes were converted on December 22, 2006.

In view of the foregoing, the unamortized discount did not change much.

Note 5.  Stockholders Equity, page F-20

#28 –We note your response to our prior comment 23.  The revised disclosure continues to make reference to am independently determined share price.  While management may elect to take full responsibility for valuing the equity instruments, if you choose to continue to refer to the expert in any capacity please revise the filing to name the independent valuation expert and include its consent as an exhibit.

The Company’s management did not rely upon an independent expert. The language referring to independent valuation is removed from Note 5 as presented below.

5.   STOCKHOLDERS’ EQUITY

Issuances and Cancellation of Common Stock in Connection with Reorganization

In August 2006, the Company entered into a reorganization agreement wherein certain existing shares were split, 10 million shares of its common stock were issued and certain registered restricted shares were cancelled. For further details of this reorganization, see Note 1 (B) of the Notes to Condensed Consolidated Financial Statements. The Company issued 100,000 shares of common stock in exchange for consulting services. This transaction was valued at $0.0656 per share reflecting price used in private sales coincident with the issuance of these shares.

#29 – Please tell us why the dividends to preferred shareholders relating to the BCF exceed proceeds.

The dividend related to preferred stock for cash was recorded on 100% cash received net of transaction costs.  The additional dividend of $226,883 reflects the beneficial conversion feature for preferred stock issued for converted bridge notes.  The calculation is as follows:

Preferred Stock (53.6 units @ $50,000 per unit)	2,680,000
Less: Transaction costs	(517,735)
Equals Net proceeds and Dividend maximum on Preferred stock issued for cash	2,162,265

Face Value of Settlement of Bridge Notes converted	513,000
Less: Remaining Discount on Bridge Notes	(281,113)
Equals: Dividend maximum on Preferred stock issued for converted Bridge Notes	226,886

The value of 2,832,974 reflects the value of the warrants at the Black Scholes calculation (53.6 * 142,850 *.37).  The value exceeds the maximum dividend allowable.

Note 11.  Restatement, page F-30

#30 – Please revise note 11 to provide all the disclosures required by SFAS 154 for the restatement of the beneficial conversion feature.  Please disclose why you believe the prior accounting is incorrect and clarify how you interpreted and applied the literature in arriving at the revised presentation.  Refer to disclosure requirements of paragraph 17 in SFAS 154.  Also note that MD&A should present clear discussion about the impact of, nature of and reasons for restatements.  Please expand.

Pursuant to a telephone conversation held on August 22, 2007 between the Company’s management and members of the Staff of the Commission, the disclosure in Note 11 complies with SFAS 154.

Pro forma financial information, pages F-31 to F-34

#31 –Please revise to comply with the comments included for the interim pro forma information.

Pursuant to a telephone conversation held on August 22, 2007 between the Company’s management and members of the Staff of the Commission, the Company will move the pro forma financial statements to a separate section and include them with the audited financial statements of acquired companies.  See revised pro forma financials and related notes on pages F-37 through F-67.

Form 10-QSB for the Quarterly Period Ended June 30, 2007

Note 4.  Goodwill and Intangible Assets, page 14

#32 – Please tell us if there are any identifiable intangible assets recorded in the financial statements as indicated in the last paragraph of Note 4.

AMI has identified two intangible assets arising from its recent acquisitions — non-compete agreements and third party insurance payment contracts.  Note 4 is revised below as follows:

NOTE 4       GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the purchase price of acquired businesses in excess of the fair market value of net assets acquired. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), goodwill and intangible assets with indefinite lives are not subject to amortization, but are monitored annually for impairment, or more frequently if there are other indications of impairment. Any impairment would be measured based upon the fair value of the related asset based on the provisions of SFAS No. 142. Because the Company has one reporting segment, under SFAS No. 142, the Company utilizes the entity-wide approach for assessing goodwill for impairment and compares its market value to its net book value to determine if an impairment exists. There were no impairment losses related to goodwill in any of the fiscal periods presented. If AMI determines through the impairment review process that goodwill has been impaired, AMI would record the impairment charge in its consolidated statement of income.

The amount of goodwill as of June 30, 2007, includes $837,302 from the RSI acquisition and no goodwill related to the OMI acquisition. The goodwill reported for these acquisitions reflect AMI’s preliminary purchase price allocation and is subject to change.

Intangible assets that are separable from goodwill and have determinable useful lives are valued separately and amortized over their expected useful lives. AMI assesses the impairment of amortizable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors AMI considers important that could trigger an impairment review include the following:

• a significant underperformance relative to expected historical or projected future operating results;

• a significant change in the manner of AMI’s use of the acquired asset or the strategy for AMI’s overall business;

• a significant negative industry or economic trend; and

• AMI’s market capitalization relative to net book value.

If AMI determines that an impairment review is required, AMI would review the expected future undiscounted cash flows to be generated by the assets. If AMI determines that the carrying value of intangible assets may not be recoverable, AMI would measure any impairment based on a projected discounted cash flow method using a discount rate determined by AMI to be commensurate with the risk inherent in AMI’s current business model. If impairment is indicated through this review, the carrying amount of the asset would be reduced to its estimated fair value.

The components of acquired identifiable intangible assets as of June 30, 2007 are as follows:

Health insurance contracts	4,844,930
Non-competition agreements, net of accumulated amortization of 115,123	34,877
4,879,807

The components of acquired identifiable intangible assets include: non-competition agreements which are amortized on a straight-line basis over the related estimated lives of the agreements (seven to ten years), and health care contracts for third party medical billing.  The valuations related to these intangibles will be finalized pending a valuation of the intangible assets.  These contractual intangibles are valued under a net present value method that considers the future revenue growth of the Company at 2.5%, consistent with expectations for the Durable Medical Equipment (DME) sector if the health care industry and a discount rate of 6.27% which was based upon a calculation of the Company’s cost of Equity.

Form 8-K/A filed May 4, 2007

General Statement

Pursuant to a telephone conversation held on August 22, 2007 between the Company’s management and members of the Staff of the Commission the Company would respond to Comments Nos. 33 through 40 with an expanded disclosure on Revenue Recognition, Accounts Receivable and Bad Debts.  Outlined below are the expanded disclosures (in blue).

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

Revenue Recognition

Revenues are recognized on an accrual basis at the time services and related products are provided to patients and collections are reasonably assured, and are recorded at amounts estimated to be received under reimbursement arrangements with third-party payers, including private insurers, prepaid health plans, and Medicare. Insurance benefits are assigned to the Company and, accordingly, the Company bills on behalf of its customers. A systematic process is employed to ensure that sales are recorded at net realizable value and that any required adjustments are recorded on a timely basis. This process comes from price tables reflecting the fees in effect or contractually agreed upon by various government and commercial payors for durable medical equipment items or orthopedic supplies provided to a customer. The Company has established an allowance to account for contractual sales adjustments that result from differences between the amount remitted for reimbursement and the expected realizable amount. We estimate the allowance for contractual sales adjustments for all payor contracts, given our interpretation of the contract terms or applicable regulations. However, the reimbursement rates are often subject to interpretation that could result in payments that differ from our estimates. Additionally, updated regulations and contract negotiations occur frequently, necessitating our continual review and assessment of the estimation process.

We perform analyses to evaluate the net realizable value of accounts receivable. Specifically, we consider historical realization data, accounts receivable aging trends, other operating trends and relevant business conditions. Because of continuing changes in the health care industry and third-party reimbursement, it is possible that our estimates could change, which could have a material impact on our operations and cash flows.

Certain durable medical equipment items provided by the Company are reimbursed under rental arrangements that generally provide for fixed payments established by fee schedules for as long as the patient is using the equipment and medical necessity continues (subject to capped rental arrangements which limit the rental payment periods in some instances and which may result in a transfer of title to the equipment at the end of the rental payment period). Once initial delivery of rental equipment is made to the patient, a billing cycle is established based on the initial date of delivery. The Company recognizes rental arrangement revenues ratably over the service period and defers revenue for the portion of the monthly bill which is unearned during a reporting period. No separate payment is earned from the initial equipment delivery and setup process. During the rental period we are responsible for servicing the equipment and providing routine maintenance, if necessary.

Our revenue recognition policy is consistent with the criteria set forth in Staff Accounting Bulletin 104—Revenue Recognition (“SAB 104”) for determining when revenue is realized or realizable and earned. We recognize revenue in accordance with the requirements of SAB 104 that:

• persuasive evidence of an arrangement exists;

• delivery has occurred;

• the seller’s price to the buyer is fixed or determinable; and

• collectibility is reasonably assured.

The Company also derives commission revenue from contracts it maintains with orthopedic product and supply manufacturers. Commission revenues are recognized upon the shipment of products to customers in accordance with the terms of the Company’s distribution agreements.

Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required to record net revenue and accounts receivable at their net realizable values at the time products and/or services are provided. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many thirdparty billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review. Included in accounts receivable are earned but unbilled receivables. Unbilled accounts receivable represent charges for equipment and supplies delivered to customers for which invoices have not yet been generated by the billing system. Prior to the delivery of equipment and supplies to customers, we perform certain certification and approval procedures to ensure collection is reasonably assured and that unbilled accounts receivable are recorded at net amounts expected to be paid by customers and third-party payors. Billing delays, ranging from several weeks to several months, can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources, interim transactions occurring between cycle billing dates established for each customer within the billing system and business acquisitions awaiting assignment of new provider enrollment identification numbers. In the event that a third-party payor does not accept the claim for payment, the customer is ultimately responsible.

Accounts Receivable Contractual Sales Adjustments and Related Allowances for Uncollectible Accounts Receivable

Accounts receivable are reported net of allowances for sales adjustments and uncollectible accounts. The majority of our accounts receivable are due from Medicare, Medicaid and private insurance carriers, as well as from customers under co-insurance provisions. Third-party reimbursement is a complicated process that involves submission of claims to multiple payors, each having its own claims requirements. In some cases, the ultimate collection of accounts receivable subsequent to the service dates may not be known for several months. Bad debt is recorded as an operating expense and consists of billed charges that are ultimately deemed uncollectible due to the customer’s or third-party payor’s inability or refusal to pay.  The Company has established an allowance to account for sales adjustments that result from differences between the payment amounts received from customers and third-party payors and the expected realizable amounts. We report revenues in our financial statements net of such adjustments. We record bad debt expense based on a percentage of revenue using historical Company-specific data. The percentage and amounts used to record bad debt expense and the allowance for doubtful accounts are supported by various methods including current and historical cash collections, bad debt write-offs, and aging of accounts receivable. Our proprietary management information systems are utilized to provide this data in order to assess bad debts. In the event that collection results of existing accounts receivable are not consistent with historical experience, there may be a need to establish an additional allowance for doubtful accounts, which may materially impact our financial position or results of operations.

Notes to the Financial Statements

Accounting Policies

Receivables

Accounts receivable are reported net of allowances for contractual sales adjustments and uncollectible accounts. The majority of our accounts receivable are due from Medicare, Medicaid and private insurance carriers, as well as from customers under co-insurance provisions. Third-party reimbursement is a complicated process that involves submission of claims to multiple payors, each having its own claims requirements. In some cases, the ultimate collection of accounts receivable subsequent to the service dates may not be known for several months. The Company records its allowance for doubtful accounts as a percentage of accounts receivable. The percentage used is based upon historical cash collections, bad debt write-offs and the aging of accounts receivable.  Bad debt is recorded as an operating expense and consists of billed charges that are ultimately deemed uncollectible due to the customer’s or third-party payor’s inability or refusal to pay. The Company has established an allowance to account for contractual sales adjustments that result from differences between ordinary and customary amounts billed for products and services to third-party payors and the expected realizable amounts.

Revenue Recognition

(B)           Revenue Recognition

Revenues are recognized on an accrual basis at the time services and related products are provided to patients and collections are reasonably assured, and are recorded at amounts estimated to be received under reimbursement arrangements with third-party payers, including private insurers, prepaid health plans, and Medicare.  Insurance benefits are assigned to the Company and, accordingly, the Company bills on behalf of its customers. A systematic process is employed to ensure that sales are recorded at net realizable value and that any required adjustments are recorded on a timely basis. This process comes from the fees in effect or contractually agreed upon by various government and commercial payors for durable medical equipment items or orthopedic supplies provided to a customer.The Company has established an allowance to account for contractual sales adjustments that result from differences between the amount remitted for reimbursement and the expected realizable amount. The Company estimates the allowance for contractual sales adjustments for all payor contracts, given our interpretation of the contract terms or applicable regulations. However, the reimbursement rates are often subject to interpretation that could result in payments that differ from our estimates. Additionally, updated regulations and contract negotiations occur frequently, necessitating our continual review and assessment of the estimation process..

The Company performs analyses to evaluate the net realizable value of accounts receivable. Specifically, the Company considers historical realization data, accounts receivable aging trends, other operating trends and relevant business conditions. Because of continuing changes in the health care industry and third-party reimbursement, it is possible that our estimates could change, which could have a material impact on the Company’s operations and cash flows.

The Company also derives commission revenue from contracts it maintains with orthopedic product and supply manufacturers.  Such revenue is upon the shipment of products, in accordance with the terms of the distribution agreement.

Certain items provided by the Company are reimbursed under rental arrangements that generally provide for fixed periodic (daily or monthly) payments established by fee schedules for as long as the patient is using the equipment and medical necessity continues (subject to capped rental arrangements which limit the rental payment periods in some instances and which may result in a transfer of title to the equipment at the end of the rental payment period). Once initial delivery of rental equipment is made to the patient, either a monthly billing cycle is established based on the initial date of delivery, or the total amount due if the patient uses the product for less than one month. The Company recognizes rental arrangement revenues ratably over the service period and defers revenue for the portion of the monthly bill which is unearned. No separate payment is earned from the initial equipment delivery and setup process. During the rental period we are responsible for servicing the equipment and providing routine maintenance, if necessary.

The Company’s revenue recognition policy is consistent with the criteria set forth in Staff Accounting Bulletin 104 — Revenue Recognition (“SAB 104”) for determining when revenue is realized or realizable and earned. The Company recognizes revenue in accordance with the requirements of SAB 104 that:

•      persuasive evidence of an arrangement exists;

•      delivery has occurred;

•      the seller’s price to the buyer is fixed or determinable; and

•      collectibility is reasonably assured.

Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required to record net revenues and accounts receivable at their net realizable values at the time products and/or services are provided. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review. Included in accounts receivable are earned but unbilled receivables. Unbilled accounts receivable represent charges for equipment and supplies delivered to customers for which invoices have not yet been generated by the billing system. Prior to the delivery of equipment and supplies to customers, we perform certain certification and approval procedures to ensure collection is reasonably assured and that unbilled accounts receivable are recorded at net amounts expected to be paid by customers and third-party payors. Billing delays, ranging from several weeks to several months, can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources, interim transactions occurring between cycle billing dates established for each customer within the billing system and business acquisitions awaiting assignment of new provider enrollment identification numbers. In the event that a third-party payor does not accept the claim for payment, the customer is ultimately responsible.

Financial Statements:  Ortho-Medical Products, Inc.

Note 1.  Organization

#33 – Please expand to more specifically address the revenue generating activities of Ortho-Medical products.  Your policy should clearly identify each of the specific products and services offered and the related revenue recognition policy for each of these products and services.  Your disclosure should clearly identify how your policies are compliant with the criteria of SAB Topic 13A.  In addition, disclose the nature of the Contractual Adjustment and the Unknown Contractual adjustments and how these amounts are determined.  Discuss the accounting treatment for these adjustments and the basis for this treatment.

a.     Identify specific products and services and revenue recognition policy for each.  Identify how policies are compliant with SAB topic 13A.

i.      Sales of procedure specific Durable Medical Equipment (DME).  These products include: Orthopedic braces, continuous motion devices, respiratory aid devices, wheelchairs, walking canes, crutches, hospital beds etc.  A sale is usually procured by individuals (patients) receiving a prescription for a specific piece of medical equipment from a physician

(evidence of arrangement).  Recognition of revenue occurs upon satisfactory delivery (delivery has occurred) of the DME to the patient and the billing of a third-party payer such as a private insurance carrier, prepaid health plans, or Medicaid (collectibility is reasonably assured).

ii.     Rental of procedure specific Durable Medical Equipment (DME).  Rental service is usually procured by individuals (patients) receiving a prescription for a specific piece of medical equipment from a physician.  Rental revenue is recognized as services are performed and billed to a third-party payer.

iii.    Sales of pre-manufactured and customized orthotics and prosthetics (O&P).   A sale is usually procured by individuals (patients) receiving a prescription for a specific O&P from a physician.  Recognition of revenue occurs upon satisfactory delivery of the O&P to the patient and the billing of a third-party payer.

b.     Nature of “Contractual adjustment” and “Unknown Contractual Adjustments” and how these are determined.

i.      All sales of products and rental services billed to third-party payers are subject to remittance reductions (contractual adjustments) based on predetermined third-party payer criteria such as patient co-payment requirement, existence of secondary insurance, none or reduced coverage of specific products or services.  Contractual adjustments are “known” to the Company upon receipt of the third-party payer’s Explanation of Benefits (EOB).  The known contractual adjustments are recorded as contra revenue and presented as contractual adjustments on the statement of operations.

For billings made to third-party payers for which no EOB has been received, an estimate of contractual adjustments to be incurred is made based on historical known contractual adjustments.  Estimated contractual adjustments are recorded as contra revenue and presented as unknown contractual adjustments on the statement of operations.

c.     Accounting treatment and basis for treatment.

i.      Known contractual adjustments are recorded to contra revenue and a reduction of accounts receivable.  The unknown contractual adjustments estimate is also recorded as a contra revenue and included in the accounts receivable reserve.

ii.     According to the AICPA industry guide, “Health Care Organizations” and more specifically Statement No. 11 “Accounting and Reporting by Institutional Healthcare Providers for Risk Contracts” published by the Healthcare Financial Management Association, expenses that are unknown but applicable to recorded revenues at the end of the period should be estimated and recorded as a reserve contra to receivables.

#34 – We note that Accounts Receivable is approximately 38% of adjusted sales for the year approximately 76% of total assets at year end.  Accounts receivable also increased

60% from last year.  Disclose the amount of the allowance for doubtful accounts at year end for each period and indicate how the amount was determined.  Discuss your customers, the aging of the receivables and other trends and considerations in determining the adequacy of the allowance.

Accounts Receivable

d.     Accounts receivable reserves:

2005	2006	Change	%Change
299,028	548,250	249,222	83%

The reserve amounts contain the adjustments for unknown contractual adjustments as explained above.

#35 – Tell us what gave rise to the outstanding indebtedness with CMI and why you recorded this amount in 2003 as deferred income.  Clarify the nature and accounting for this item and indicate the reason that it remains on the balance sheet at December 31, 2006.

Coincident to the acquisition of Ortho Medical Products, Inc. (OMI), Andover Medical has extinguished all liabilities on the 12/31/06 balance sheet of OMI.  This item was taken into retained earning prior to the acquisition but subsequent to 12/31/06 .

#36 – Please revise to comply with the comments included for the interim pro forma information.

Pursuant to a telephone conversation held on August 22, 2007 between the Company’s management and members of the Staff of the Commission, the Company will move the pro forma financial statements to a separate section and include them with the audited financial statements of acquired companies.  See revised pro forma financials statements and related notes on pages F-37 through F-67.

#37 – RSI Audited F/S – Please expand to more specifically address your revenue recognition policies for each of your products and services.  Clarify how third party reimbursement impacts your revenue policies.  In addition, clarify what is meant by revenues are recorded at net realizable amounts and indicate how you determined these amounts.  Tell us the timing between when you book your revenues and receipt of your payment, at which time adjustments are made to the revenue.  Please disclose how you determine the estimates for adjustments to revenue and indicate whether these adjustments have been material in the past.  Please ensure that your expanded disclosure clearly identifies how your revenue recognition policy complies with SAB Topic 13A.

The products are orthopedic supplies. The services include “Stock and Bill” programs where the company maintains the products inventory in the orthopedic clinic or Emergency room and is responsible for seeking reimbursement from patients and third party payors for the product dispensed, and direct distribution where the same products are provided to clinics for a commission [and the clinics are responsible for billing].  See disclosures regarding Revenue Recognition above.

Is there another approach we can take here.  It would seem more productive for investors if AMI expands its disclosure to comply with Topic 13A.  Having a target company’s auditors do this seems less helpful to investors.

#38 – RSI Audited F/S – Tell us why amounts due from customers that are determined to be uncollectible are recognized as an adjustment to net revenues and not in the allowance for doubtful accounts

The allowance for doubtful accounts has two component calculations – contractual allowances and bad debt allowances.  The difference between actual payments below billed (Medicare guidelines) amounts pursuant to contracts with insurance companies is recorded as an adjustment to the contractual allowance.  The non payment of amounts due under medical contract is adjusted against the allowance for doubtful accounts.  See disclosures noted above.

#39 – RSI Audited F/S – Please disclose any significant arrangements with customers, such as post delivery obligations, refund rights, customer acceptance, discounts bill and hold, etc. and indicate how these impact the amount and timing of revenue recognized.  If you provide customers with a product warranty, disclose how you accounted for this under FIN 45.

Product warranties are provided by manufacturers.

#40 – RSI Audited F/S – We note the disclosure on page 8 that commission revenue was $1.3 and $1.2 in 2006 and 2006.  Expand your revenue recognition footnote to discuss the nature of this revenue and related accounting treatment.

Commission revenue relates to direct distribution of products.  The source of revenue is the product manufacturer.  The commission income is accrued monthly for sales generated by RSI for that period.  Payments are made 45 – 60 days thereafter.  See disclosure above.

Pro-forma Financial Information

#41 – Please refer to our separate comments on the pro forma information included on the registration statement on Form
SB-2.

Pursuant to a telephone conversation held on August 22, 2007 between the Company’s management and members of the Staff of the Commission, the Company will move the pro forma financial statements to a separate section and include them with the audited financial statements of acquired companies.  See revised pro forma financials and related notes on pages F-37 through F-67.

If the staff of the SEC desires any additional information, please do not hesitate to contact the undersigned at
(212) 841-0707.

Very truly yours,

PHILLIPS NIZER LLP

		By;	/s/ Elliot H. Lutzker

Elliot H. Lutzker

cc:	Edwin A. Reilly